EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Computation of earnings:
Income (loss) from continuing operations before income taxes	$357,736	$373,854	$473,829	$335,070	$251,001	$64,853
Add:
Fixed charges (as computed below)	613,990	748,001	750,968	791,386	752,241	717,672
Subtract:
Interest capitalized	(7,768)	(7,010)	(4,805)	(2,985)	(1,832)	(2,335)

	$963,958	$1,114,845	$1,219,992	$1,123,471	$1,001,410	$780,190

Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	$416,429	$495,945	$487,355	$491,581	$491,041	$491,184
Amortized premiums, discounts and capitalized expenses related to indebtedness	13,973	19,087	39,773	81,710	98,589	109,860
Interest capitalized	7,768	7,010	4,805	2,985	1,832	2,335
Interest component of operating lease expense	175,820	225,959	219,035	215,110	160,779	114,293

Fixed charges	613,990	748,001	750,968	791,386	752,241	717,672
Dividends on preferred stock and losses on purchases of preferred stock	29,935	32,991	43,988	43,988	11,363	2,629

Combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$643,925	$780,992	$794,956	$835,374	$763,604	$720,301

Ratio of earnings to fixed charges	1.6	1.5	1.6	1.4	1.3	1.1

(Deficiency) excess of earnings to cover fixed charges	$349,968	$366,844	$469,024	$332,085	$249,169	$62,518

Ratio of earnings to combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	1.5	1.4	1.5	1.3	1.3	1.1

(Deficiency) excess of earnings to cover combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$320,033	$333,853	$425,036	$288,097	$237,806	$59,889